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Ra Salon & Spa Suites

11054 Red Run Blvd. Suites 108-110
Owings Mills, MD 21117
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Data Room
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $20,000 invested.
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THE PITCH
Ra Salon & Spa Suites is seeking investment to open our first location.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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OUR STORY

RA means GOD of the Sun! The Sun has long been a symbol of health, energy and vitality. RA Salon & Spa Suites will be a unique new entry into the booming salon suites space. Our emphasis will not only be on beauty and grooming but wellness from a holistic perspective as well; and thus we will market our brand and spaces to a variety of small business owners including but not limited to the following:

Hair Stylists
Barbers
Massage Therapists
Acupuncturists
Medical Holistic Practitioners
Physical Therapists
Estheticians
Manicurists/Pedicurists
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We will offer single and double suites from 10x15 square feet to 20x30 square feet complete with wood flooring, cabinetry, and a sink. Each tenant will be given a space decoration allowance of $1,000 upon signing a one year lease. The common areas will be covered in manufactured wood flooring for style, appearance, and durability. Each of our suite locations will offer the following:

Furnished reception area
Two restrooms
High end lighting and furnishings
Café that includes large flat screen TVs, sink, cabinets, seating and vending for coffee, tea, snacks, sandwiches, drinks and other healthy food options
Free Wi-Fi
On-site coin operated laundry
Monthly wellness events for the public
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DECEMBER 2021

We will begin raising capital in December 2021

SPRING 2022

We anticipate opening our first location in Spring of 2022. Followed by four more in Montgomery, Prince Georges, Anne Arundel and Howard

Counties respectively. We anticipate marketing our thirteen suites starting in January 2022 and we expect to be fully leased by the end of the first quarter 2022.

JANUARY 2022

Construction on our first location is slated to start in January of 2022 and is expected to take approximately ninety days.

APRIL 2022

Our soft opening is slated for April 2022.

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SPACE DESIGN
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EXTERIOR OF FIRST LOCATION
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BUILDING FOOTPRINT
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THE TEAM
Monica Murray Butler
CEO & Founder

Monica M. Butler is a lifelong educator and former Executive with BBG Salon Group (Hammer & Nails - MD) with a passion for real estate. She is a graduate from the University of Maryland at Baltimore County (UMBC) and has over 15 years of real estate administration experience. RA Salon & Spa Suites is an opportunity for her to use her expertise in real estate to build a nationwide franchise in the booming salon suites industry.

Bart Butler
V.P. - Operations

Bart Butler is a serial entrepreneur, philanthropist and published author and graduate of Virginia Tech. He has over 30 years of experience in real estate and construction management. He has a passion for start-ups and mentoring entrepreneurs.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Lease $10,000
Space Build-out $20,000
Fixtures, Furniture & Equipment $7,000
Signage & Marketing $10,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $257,500 $296,125 $325,738 $348,540 $365,967
Cost of Goods Sold $12,566 $14,450 $15,895 $17,007 $17,857
Gross Profit $244,934 $281,675 $309,843 $331,533 $348,110

EXPENSES

Rent $92,700 $95,017 $97,392 $99,826 $102,321
Utilities $30,000 $30,750 $31,518 $32,305 $33,112
Insurance $1,500 $1,537 $1,575 $1,614 $1,654
Legal & Professional Fees $2,500 $2,562 $2,626 $2,691 $2,758
Operating Profit $118,234 $151,809 $176,732 $195,097 $208,265
This information is provided by Ra Salon & Spa Suites. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents

Investor Agreement
2021 Balance Sheet
Mainstreet Bid Conditions Assumptions & Exclusions.pdf
Mainstreet Electrical Bid.pdf
RA SALON ONE SHEETER.pdf
Ra Space Design.pdf
Ra Sign Rendering.pdf
RA Salon & Spa NNN Lease (Ratified).pdf
Building Footprint.pdf
Investment Round Status
Target Raise $50,000
Maximum Raise $250,000
Amount Invested $0
Investors 0
Investment Round Ends February 25th, 2022
Summary of Terms
Legal Business Name Ra Salon & Spa Group LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 4%-20%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1st, 2031
Financial Condition
No operating history

Ra Salon & Spa Suites LLC was established in [January 2021]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Ra Salon & Spa Suites LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Ra Salon & Spa Suites LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Ra Salon & Spa Suites LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Ra Salon & Spa Suites LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Ra Salon & Spa Suites LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Ra Salon & Spa Suites LLC's management or vote on and/or influence any managerial decisions regarding Ra Salon & Spa Suites LLC. Furthermore, if the founders or other key personnel of Ra Salon & Spa Suites LLC were to leave Ra Salon & Spa Suites LLC or become unable to work, Ra Salon & Spa Suites LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Ra Salon & Spa Suites LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Ra Salon & Spa Suites LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Ra Salon & Spa Suites LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Ra Salon & Spa Suites LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Ra Salon & Spa Suites LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Ra Salon & Spa Suites LLC's financial performance or ability to continue to operate. In the event Ra Salon & Spa Suites LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Ra Salon & Spa Suites LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Ra Salon & Spa Suites LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Ra Salon & Spa Suites LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Ra Salon & Spa Suites LLC will carry some insurance, Ra Salon & Spa Suites LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Ra Salon & Spa Suites LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Ra Salon & Spa Suites LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Ra Salon & Spa Suites LLC's management will coincide: you both want Ra Salon & Spa Suites LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Ra Salon & Spa Suites LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Ra Salon & Spa Suites LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Ra Salon & Spa Suites LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Ra Salon & Spa Suites LLC or management), which is responsible for monitoring Ra Salon & Spa Suites LLC's compliance with the law. Ra Salon & Spa Suites LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Ra Salon & Spa Suites LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Ra Salon & Spa Suites LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Ra Salon & Spa Suites LLC, and the revenue of Ra Salon & Spa Suites LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Ra Salon & Spa Suites LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Ra Salon & Spa Suites LLC is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Ra Salon & Spa Suites LLC is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Ra Salon & Spa Suites. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Ra Salon & Spa Suites isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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